Filed Pursuant to Rule 424(b)(3)
Registration No. 333-137473

Prospectus Supplement Dated November 20, 2006 (to Prospectus dated November 1, 2006)

1st FRANKLIN FINANCIAL CORPORATION

This Prospectus Supplement is part of, and should be read in conjunction with, the Prospectus dated November 1, 2006.

This Prospectus Supplement includes the quarterly report to investors filed as Exhibit 19 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 of 1st Franklin Financial Corporation, filed with the Securities and Exchange Commission on November 13, 2006.

Exhibit 19

1st
FRANKLIN
FINANCIAL
CORPORATION

QUARTERLY
REPORT TO INVESTORS
AS OF AND FOR THE
NINE MONTHS ENDED
SEPTEMBER 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company:

1ST Franklin Financial Corporation and its consolidated subsidiaries (the “Company” or “we”) is engaged in the consumer finance business, particularly in making consumer loans to individuals in relatively small amounts for short periods of time.  Other lending activities include the purchase of sales finance contracts from various dealers and the making of first and second mortgage loans on real estate to homeowners.  As of September 30, 2006, the business was operated through a network of 225 branch offices located in Alabama, Georgia, Louisiana, Mississippi and South Carolina.

We also offer optional credit insurance coverage to our customers when making a loan.  Such coverage may include credit life insurance, credit accident and health insurance, and/or credit property insurance.  Customers may request credit life insurance coverage to help assure any outstanding loan balance is repaid if the customer dies before the loan is repaid or they may request accident and health insurance coverage to help continue loan payments if the customer becomes sick or disabled for an extended period of time.  Customers may also choose property insurance coverage to protect the value of loan collateral against damage, theft or destruction.  We write these various insurance products as an agent for a non-affiliated insurance company.  Under various agreements, our wholly-owned insurance subsidiaries, Frandisco Life Insurance Company and Frandisco Property and Casualty Insurance Company, reinsure the insurance coverage on our customers written on behalf of this non-affiliated insurance company.

The Company's operations are subject to various state and federal laws and regulations.  We believe our operations are in compliance with applicable state and federal laws and regulations.

Overview:

The year 2006 is on pace to becoming a very successful year for the Company.  Loan originations during the nine-month period ended September 30, 2006 were approximately $45 million or 17% above levels achieved during the same period last year.  This growth in loan originations has resulted in an expansion of our customer base and an increase in our net loan portfolio.

The loan growth has also enabled us to improve our financial performance during the current year.  Our asset base grew $21.5 million (7%) to $346.4 million at September 30, 2006 compared to $324.9 million at December 31, 2005.   Revenues were up $7.7 million (10%) during the nine-month period just ended as compared to the same period a year ago and net income grew $1.1 million over the same comparable period.

We expanded our market area with the opening of six new branch offices during the current year.  At least one additional office is planned to be opened prior to year-end.  Our strategic plan for the future includes the continued expansion of our branch operating network.

The following portions of Management’s Discussion and Analysis of Financial Condition and Results of Operations focus in more detail on the Company’s balance sheet and results of operations for the three- and nine-month periods ended September 30, 2006 and 2005.  Information about the Company’s liquidity, funding sources, critical accounting policies and other matters is also discussed.

Financial Condition:

The Company’s cash position improved by $5.5 million (39%) at September 30, 2006 as compared to December 31, 2005.  Increases in cash flows from financing activities, particularly from sales of the Company’s subordinated debt, and cash flows from operating activities resulted in the increase in our cash and cash equivalents.

The Company held cash in restricted accounts of approximately $1.8 million and $1.6 million at September 30, 2006 and December 31, 2005, respectively.  These restricted accounts are held by the Company’s insurance subsidiaries in order to meet certain deposit requirements applicable to insurance companies in the State of Georgia and to meet the reserve requirements of the Company’s reinsurance agreements.

As a result of the aforementioned higher loan originations in the first nine months of this year, our net loan portfolio grew $13.4 million (6%) to $238.1 million at September 30, 2006 compared to $224.7 million at December 31, 2005.  Historically, the majority of our loan originations occur in the fourth quarter of each year.  We therefore expect to see continued growth in our loan portfolio during the remainder of the year.

Investment securities increased $2.2 million or 3% at September 30, 2006 as compared to the prior year-end.  Surplus funds generated by our insurance subsidiaries resulted in the majority of the increase.  The Company's investment portfolio consists mainly of U.S. Treasury bonds, government agency bonds and various municipal bonds.  A significant portion of these investment securities have been designated as “available for sale” (71% as of September 30, 2006 and 68% as of December 31, 2005) with any unrealized gain or loss, net of deferred income taxes, accounted for in the equity section of the Company’s balance sheet.  The remainder of the Company’s investment portfolio represents securities carried at amortized cost and designated “held to maturity”, as Management has both the ability and intent to hold these securities to maturity.

Senior debt of the Company includes our bank credit line borrowings, senior demand notes outstanding and commercial paper issued.  As of September 30, 2006, the Company’s senior debt outstanding declined $6.8 million (4%) as compared to December 31, 2005.  The decrease was due to a decline in sales of our senior demand notes.  We attribute this to investors opting to move their funds into higher yielding, longer term securities offered by the Company.    Our subordinated debentures outstanding increased $21.3 million or 55% during the same comparable period.

Other liabilities increased $.9 million (6%) during the nine-month period just ended as compared to the prior year-end, mainly due to higher accruals for salary expense and an increase in accrued interest expense on subordinated debentures.

Results of Operations:

As previously mentioned, the increase in loan originations during the current year has resulted in increases in the Company’s revenues, resulting in higher net income.  Net income grew $.4 million (37%) during the three-month period ended September 30, 2006 as compared to the same period a year ago and $1.1 million (21%) during the nine-month comparable period.    Slight declines in our loan loss provision during the comparable periods also added to the increase in net income.

Net Interest Margin

The Company’s net interest margin represents the spread between earnings on loans and investments and interest paid on the Company’s senior and subordinated debt.  Interest rates on the majority of loans offered by the Company are typically fixed and do not change as a result of volatility in market rates; however, interest paid on the Company’s debt securities is impacted by general market interest rate volatility.    In order for our investment securities to be competitive, we adjust rates according to market conditions.

One of the most significant factors influencing our financial performance this year has been an increase in borrowing cost.  Higher interest rates coupled with an overall increase in our average borrowings has caused interest expense to increase $1.2 million (61%) during the three-month period ended September 30, 2006 as compared to the same period a year ago.  During the nine-month period just ended, interest expense increased $2.7 million (47%) as compared to the comparable period a year ago.

Although our average borrowing costs increased significantly, we experienced enhanced earnings from the growth in our loan and investment portfolios during the same time periods.  Interest income grew $2.7 million (15%) and $6.0 million (11%) for the three- and nine-month periods just ended as compared to the same periods a year ago.  The growth in our net interest income has more than offset the increase in our interest cost.

The net impact of the above factors resulted in our net interest margin increasing $1.5 million, or 9%, during the three-month period just ended compared to the same period in 2005.  During the nine-month comparable periods, the margin increased $3.3 million, or 7%.

Management projects that average net receivables will continue to grow during the remainder of the year, and earnings are expected to increase accordingly.  However, we also project additional increases in borrowing costs which could impact our margins.  There can be no assurance that any increases in net receivables would not be more than offset by further increases in borrowing costs.

Insurance Income

Our insurance operations have historically generated approximately 1/3 of the Company’s revenues each year.  The operations are a integral part of our overall operations.  Net insurance income increased $1.2 million (24%) and $2.2 million (14%) during the three- and nine-month periods ended September 30, 2006 as compared to the same periods in 2005.  The increases were associated with the growth in loan receivables as many customers chose optional credit insurance at their loan origination.  The impact of hurricanes Katrina and Rita in 2005 also contributed to the increase in insurance income during the current year.  Higher claim reserves directly attributed to the hurricanes resulted in lower insurance income in 2005.

Provision for Loan Losses

Credit losses during the three- and nine-month periods ended September 30, 2006 were slightly lower than the level of losses experienced during the same periods in 2005.  Net balances on accounts of individuals who declared bankruptcy decreased $2.3 million to $9.5 million at September 30, 2006 as compared to $11.8 million at September 30, 2005.  The federal bankruptcy laws which became effective October 17, 2005 appear to have resulted in a lower number of bankruptcy filings by the Company’s loan customers than were experienced prior to these laws being enacted.  The reduction in personal bankruptcy filings was one factor contributing to lower net charge offs.  A portion of the decrease in net charge offs was also the result of the sale of selected accounts.  In May 2006, Management sold a block of previously charged off accounts to an unaffiliated debt recovery company.   The transaction allowed the Company to recover a portion of the funds due on those accounts.

As a result of the lower credit losses and an improvement in the credit quality of the Company’s loan portfolio, our provision for loan losses declined $.1 million (2%) during the three-month period just ended as compared to the same period a year ago.  During the nine-month comparable periods, our loan loss provision declined $.2 million, or 2%.

We continually monitor the credit-worthiness of our loan portfolio.  The Company maintains an allowance for loan losses to cover probable losses in the current loan portfolio.  At September 30, 2006, we believe the allowance is adequate to cover losses inherent in the portfolio.  Additions will be made to this allowance if and when we deem it appropriate to recognize additional probable losses. Any additions to the allowance will be charged against the provision for loan losses.

Other Revenue

A decrease in return-check fee income, rental income and other miscellaneous non-interest related income caused other revenue to decline $.1 million (18%) during the nine-month period just ended as compared to the same period in 2005.  Other revenue also decreased slightly during the three-month comparable period for the same reasons.

Other Operating Expenses

Other operating expenses include personnel expense, occupancy expense and other miscellaneous operating expenses.  This general category of expenses increased $1.9 million (13%) and $3.9 million (9%) during the three- and nine-month periods ended September 30, 2006, respectively, as compared to the comparable periods in 2005.

The majority of the aforementioned increase in other operating expenses was due to higher personnel expense during the comparable periods.  Merit salary increases, increases in employee medical and life insurance expenses, higher payroll tax expense and decreases in deferred salary expense caused personnel expense to increase $1.3 million (15%) and $2.2 million (8%) during the three- and nine-month periods ended September 30, 2006 as compared to the same periods in 2005.  An increase in the Company’s accrued profit sharing contribution expense also contributed to the increase in personnel cost during the nine-month period ended September 30, 2006

Occupancy expense increased $.1 million (2%) and $.3 million (5%) during the three- and nine-month periods just ended as compared to same periods a year ago mainly due to higher rent expense.  Rent expense increased as a result of leases on new branch locations and renewals on various existing leases.  Higher office maintenance costs and higher utility costs also contributed to the increase in occupancy expense.

Increases in various overhead expenses such as advertising, collection expenses, travel expenses, consultant fees, computer expenses, training expenses and increases in taxes and licenses caused increases in miscellaneous other operating expenses during the current year.  During the three-month period just ended, other operating expenses increased $.6 million (15%) as compared to the same period a year ago.  During the nine-month period ended September 30, 2006, miscellaneous other operating expenses increased $1.4 million, or 12%.  Also contributing to the increase from the prior period was a non-recurring gain on the sale of a building in 2005 which reduced other operating expenses that year.

Income Taxes:

Effective income tax rates were 27% and 24% during the nine-month periods ended September 30, 2006 and 2005, respectively, and 38% and 31% during the three-month periods then ended.  The Company has elected S Corporation status for income tax reporting purposes.  Taxable income or loss of an S Corporation is included in the individual tax returns of the stockholders of the Company.  Income taxes are reported for the Company's insurance subsidiaries.  During the quarter just ended, losses of the S Corporation were higher than losses incurred during the same quarter a year ago.  The higher effective income tax rate during the third quarter of 2006 was due to the higher losses incurred by the S Corporation during that period being passed to the shareholders for tax reporting, whereas income earned by the insurance subsidiaries was taxed at the corporate level.  The tax rates for the other periods were below statutory rates due to certain benefits provided by law to life insurance companies, which reduced the effective tax rate of the Company’s life insurance subsidiary, as well as investments in tax exempt bonds held by the Company’s property insurance subsidiary.

Quantitative and Qualitative Disclosures About Market Risk:

As previously discussed, higher interest rates have impacted the Company’s interest costs during the current year.  If rates continue to increase, the Company’s net interest margin could be materially impacted.  Please refer to the market risk analysis discussion contained in our annual report on Form 10-K as of and for the year ended December 31, 2005 for a detailed analysis of our market risk exposure.

Liquidity and Capital Resources:

As of September 30, 2006 and December 31, 2005, the Company had $19.5 million and $14.0 million, respectively, invested in cash and short-term investments readily convertible into cash with original maturities of three months or less.

The Company’s investments in marketable securities can be converted into cash, if necessary.  As of September 30, 2006 and December 31, 2005, 95% and 97%, respectively, of the Company’s cash and cash equivalents and investment securities were maintained in its insurance subsidiaries.  State insurance regulations limit the use an insurance company can make of its assets.  Dividend payments to the Company by its wholly owned insurance subsidiaries are subject to annual limitations and are restricted to the greater of 10% of policyholders’ surplus or statutory earnings before recognizing realized investment gains of the individual insurance subsidiaries.  At December 31, 2005, Frandisco Property and Casualty Insurance Company and Frandisco Life Insurance Company had policyholders’ surplus of $30.0 million and $31.7 million, respectively.  The maximum aggregate amount of dividends these subsidiaries can pay to the Company in 2006 without prior approval of the Georgia Insurance Commissioner is approximately $7.6 million.

Liquidity requirements of the Company are financed through the collection of receivables and through the sale of short- and long-term debt securities.  The Company’s continued liquidity is therefore dependent on the collection of its receivables and the sale of debt securities that meet the investment requirements of the public.  In addition to the securities sales, the Company has an external source of funds available under a credit agreement. The credit agreement provides for unsecured borrowings of up to $30.0 million, subject to certain limitations, and is scheduled to expire on November 25, 2006.  The Company expects to renew or replace its credit agreement prior to expiration.  While the Company expects that it will be able to renew or enter into a new credit agreement in a timely manner, the Company cannot provide any assurances that the agreement will be replaced or renewed in a timely manner, or if so, on comparable terms.  Available borrowings under the agreement were $14.2 million and $21.0 million at September 30, 2006 and December 31, 2005, respectively.

The Company was subject to the following contractual obligations and commitments at September 30, 2006:
	10/01/06 thru 12/31/06	2007	2008	2009	2010	2011 & Beyond	Total
	(in Millions)
Credit Line *	$ 15.8	$ -	$ -	$ -	$ -	$ -	$ 15.8
Bank Commitment Fee *	-	-	-	-	-	-	-
Senior Notes *	49.7	-	-	-	-	-	49.7
Commercial Paper *	48.9	61.4	-	-	-	-	110.3
Subordinated Debt *	1.8	8.7	11.5	14.5	38.9	-	75.4
Operating Leases	1.1	4.1	3.5	1.7	1.0	.4	11.8
Capitalized Leases (Equipment)	.1	.2	.2	.-	-	-	.5
Software Service Contract **	.1	2.4	2.4	2.4	2.4	9.5	19.2
Data Communication Lines Contract **	.1	2.5	1.7	-	-	-	4.3
Total	$ 117.6	$ 79.3	$19.3	$ 18.6	$ 42.3	$ 9.9	$ 287.0

* Note: Includes estimated interest at current rates ** Note: Based on current usage

Critical Accounting Policies:

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States and conform to general practices within the financial services industry. The more critical accounting and reporting policies include the allowance for loan losses, revenue recognition and insurance claims reserve.

The allowance for loan losses is based on the Company's previous loss experience, a review of specifically identified loans where collection is doubtful and Management's evaluation of the inherent risks and changes in the composition of the Company's loan portfolio.  Specific provision for loan losses is made for impaired loans based on a comparison of the recorded carrying value in the loan to either the present value of the loan’s expected cash flow, the loan’s estimated market price or the estimated fair value of the underlying collateral.

Accounting principles generally accepted in the United States require that an interest yield method be used to calculate the income recognized on accounts which have precomputed charges.  An interest yield method is used by the Company on each individual precomputed account to calculate income for on-going precomputed accounts; however, state regulations often allow interest refunds to be made according to the Rule of 78’s method for payoffs and renewals.  Since the majority of the Company's precomputed accounts are paid off or renewed prior to maturity, the result is that most of the precomputed accounts effectively yield on a Rule of 78's basis.

Precomputed finance charges are included in the gross amount of certain direct cash loans, sales finance contracts and certain real estate loans.  These precomputed charges are deferred and recognized as income on an accrual basis using the effective interest method.  Some other cash loans and real estate loans, which are not precomputed, have income recognized on a simple interest accrual basis.  Income is not accrued on a loan that is more than 60 days past due.

Loan fees and origination costs are deferred and recognized as an adjustment to the loan yield over the contractual life of the related loan.

The property and casualty credit insurance policies written by the Company, as agent for a non-affiliated insurance company, are reinsured by the Company’s property and casualty insurance subsidiary.  The premiums are deferred and earned over the period of insurance coverage using the pro-rata method or the effective yield method, depending on whether the amount of insurance coverage generally remains level or declines.

The credit life and accident and health insurance policies written by the Company, as agent for a non-affiliated insurance company, are reinsured by the Company’s life insurance subsidiary.  The premiums are deferred and earned using the pro-rata method for level-term life insurance policies and the effective yield method for decreasing-term life policies.  Premiums on accident and health insurance policies are earned based on an average of the pro-rata method and the effective yield method.

Included in unearned insurance premiums and commissions on the consolidated statements of financial position are reserves for incurred but unpaid credit insurance claims for policies written by the Company and reinsured by the Company’s wholly-owned insurance subsidiaries.  These reserves are established based on generally accepted actuarial methods.  In the event that the Company’s actual reported losses for any given period are materially in excess of the previous estimated amounts, such losses could have a material adverse effect on the Company’s results of operations.

Different assumptions in the application of these policies could result in material changes in the Company’s consolidated financial position or consolidated results of operations.

Forward Looking Statements:

Certain information in the previous discussion and other statements contained in this Quarterly Report, which are not historical facts, may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks and uncertainties.  The Company's results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein.  Possible factors which could cause future results to differ from expectations include, but are not limited to, adverse general economic conditions including the changes in interest rate environment, unexpected reductions in the size or collectibility of amounts in our loan portfolio, reduced sales of our securities, federal and state regulatory changes affecting consumer finance companies, unfavorable outcomes in legal proceedings and other factors referenced elsewhere in our filings with the Securities and Exchange Commission from time to time.

1st FRANKLIN FINANCIAL CORPORATION CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	September 30,	December 31,
	2006	2005
	(Unaudited)
ASSETS

CASH AND CASH EQUIVALENTS	$ 19,456,508	$ 13,988,091

RESTRICTED CASH	1,791,335	1,591,967

LOANS: Direct Cash Loans Real Estate Loans Sales Finance Contracts Less: Unearned Finance Charges Unearned Insurance Premiums and Commissions Allowance for Loan Losses Net Loans	250,172,765 24,299,925 33,750,726 308,223,416 33,720,338 18,670,562 17,785,085 238,047,431	241,313,264 23,382,248 30,345,466 295,040,978 34,661,179 18,834,971 16,885,085 224,659,743

INVESTMENT SECURITIES: Available for Sale, at fair market Held to Maturity, at amortized cost	52,227,046 21,411,884 73,638,930	48,431,606 23,041,123 71,472,729

OTHER ASSETS	13,441,005	13,197,231

TOTAL ASSETS	$ 346,375,209	$ 324,909,761

LIABILITIES AND STOCKHOLDERS' EQUITY

SENIOR DEBT	$ 173,928,372	$ 180,712,855
OTHER LIABILITIES	15,007,800	14,110,767
SUBORDINATED DEBT	60,176,574	38,901,635
Total Liabilities	249,112,746	233,725,257

STOCKHOLDERS' EQUITY:
Preferred Stock; $100 par value	--	--
Common Stock Voting Shares; $100 par value; 2,000 shares authorized; 1,700 shares outstanding Non-Voting Shares; no par value; 198,000 shares authorized; 168,300 shares outstanding	170,000 --	170,000 --
Accumulated Other Comprehensive Income	236,251	268,012
Retained Earnings	96,856,212	90,746,492
Total Stockholders' Equity	97,262,463	91,184,504

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 346,375,209	$ 324,909,761

See Notes to Consolidated Financial Statements

1st FRANKLIN FINANCIAL CORPORATION CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	(Unaudited)		(Unaudited)
	2006	2005	2006	2005

INTEREST INCOME	$20,848,138	$ 18,146,914	$59,959,552	$53,977,753
INTEREST EXPENSE	3,233,034	2,008,189	8,435,861	5,748,179
NET INTEREST INCOME	17,615,104	16,138,725	51,523,691	48,229,574

Provision for Loan Losses	4,986,447	5,091,750	12,739,260	12,976,857

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	12,628,657	11,046,975	38,784,431	35,252,717

NET INSURANCE INCOME Premiums and Commissions Insurance Claims and Expenses	8,012,947 1,659,076 6,353,871	7,210,067 2,083,329 5,126,738	22,996,953 4,624,782 18,372,171	21,143,003 4,985,186 16,157,817

OTHER REVENUE	173,465	191,539	507,018	614,610

OTHER OPERATING EXPENSES: Personnel Expense Occupancy Expense Other Total	10,069,482 2,277,193 4,270,608 16,617,283	8,784,176 2,221,764 3,704,911 14,710,851	29,701,371 6,720,554 12,832,691 49,254,616	27,539,488 6,411,545 11,435,301 45,386,334

INCOME BEFORE INCOME TAXES	2,538,710	1,654,401	8,409,004	6,638,810

Provision for Income Taxes	972,911	512,669	2,299,284	1,600,172

NET INCOME	1,565,799	1,141,732	6,109,720	5,038,638

RETAINED EARNINGS, Beginning of Period	95,290,413	90,002,200	90,746,492	86,105,294

RETAINED EARNINGS, End of Period	$96,856,212	$91,143,932	$ 96,856,212	$ 91,143,932

BASIC EARNINGS PER SHARE: 170,000 Shares outstanding for all periods (1,700 voting, 168,300 non-voting)	$9.21	$6.72	$35.94	$29.64

See Notes to Consolidated Financial Statements

1ST FRANKLIN FINANCIAL CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	September 30,
	(Unaudited)
	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$ 6,109,720	$ 5,038,638

Adjustments to reconcile net income to net cash

provided by operating activities:

Provision for Loan Losses

Depreciation and Amortization

Deferred (Prepaid) Income Taxes

Other, net

Decrease in Miscellaneous Assets

Increase (Decrease) in Other Liabilities

Net Cash Provided

	12,739,260 1,408,455 179,189 (16,888) (332,355) 737,310 20,824,691	12,976,857 1,373,231 (88,737) (278,999) (833,770) (280,599) 17,906,621

CASH FLOWS FROM INVESTING ACTIVITIES:
Loans originated or purchased Loan payments Increase in restricted cash Purchases of marketable debt securities Redemptions of marketable debt securities Fixed asset additions, net Net Cash Used	(166,928,283) 140,801,335 (199,368) (8,648,934) 6,363,000 (1,234,480) (29,846,730)	(136,078,693) 128,410,204 (23,733) (13,290,075) 6,020,250 (789,248) (15,751,295)

CASH FLOWS FROM FINANCING ACTIVITIES:
(Decrease) increase in senior debt Subordinated debt issued Subordinated debt redeemed Net Cash Provided (Used)	(6,784,483) 32,049,145 (10,774,206) 14,490,456	1,143,532 3,651,406 (6,536,208) (1,741,270)

NET INCREASE IN CASH AND CASH EQUIVALENTS	5,468,417	414,056

CASH AND CASH EQUIVALENTS, beginning	13,988,091	15,856,359

CASH AND CASH EQUIVALENTS, ending	$ 19,456,508	$ 16,270,415

Cash paid during the period for: Interest Income Taxes	$ 8,288,268 2,432,391	$ 5,719,795 2,061,625

See Notes to Consolidated Financial Statements

-NOTES TO UNAUDITED FINANCIAL STATEMENTS-

Note 1 – Basis of Presentation

The accompanying interim financial information of 1st Franklin Financial Corporation and subsidiaries (the "Company") should be read in conjunction with the audited consolidated financial statements of the Company and notes thereto as of December 31, 2005 and for the year then ended included in the Company's December 31, 2005 Annual Report.

In the opinion of Management of the Company, the accompanying unaudited consolidated financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the Company's financial position as of September 30, 2006 and December 31, 2005 and the results of its operations and cash flows for the three and nine months ended September 30, 2006 and 2005. While certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, the Company believes that the disclosures herein are adequate to make the information presented not misleading.

The results of operations for the nine months ended September 30, 2006 are not necessarily indicative of the results to be expected for the full fiscal year.

The computation of earnings per share is self-evident from the Consolidated Statements of Income and Retained Earnings.

Recent Accounting Pronouncements:

On July 12, 2006, the Financial Accounting Standards Board (the “FASB”) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), which is effective for fiscal years beginning after December 15, 2006.  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes, by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements.  FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.  The Company is currently evaluating the impact that the adoption of FIN 48 is expected to have on the financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, Considering the Effects of Prior Year Misstatements when quantifying Misstatements in Current Year Financial Statements.  SAB No. 108 requires companies to evaluate the materiality of identified unadjusted errors on each financial statement and related financial statement disclosure using both the rollover approach and the iron curtain approach, as those terms are defined in SAB No. 108.  The rollover approach quantifies misstatements based on the amount of the error in the current year financial statement, whereas the iron curtain approach quantifies misstatements based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, irrespective of the misstatement’s year(s) of origin.  Financial statements would require adjustment when either approach results in quantifying a misstatement that is material.  Correcting prior year financial statements for immaterial errors would not require previously filed reports to be amended.  If a Company determines that an adjustment to prior year financial statements is required upon adoption of SAB No. 108 and does not elect to restate its previous financial statements, then it must recognize the cumulative effect of applying SAB No. 108 in fiscal 2006 beginning balances of the affected assets and liabilities with a corresponding adjustment to the fiscal 2006 opening balance in retained earnings.  SAB No. 108 is effective for interim periods of the first fiscal year ending after November 15, 2006.  the Company does not expect the adoption of SAB No. 108 to have a significant impact on the Company’s financial statements.

Note 2 – Allowance for Loan Losses

An analysis of the allowance for loan losses for the nine-month periods ended September 30, 2006 and 2005 is shown in the following table:
	Nine Months Ended September 30, 2006	Nine Months Ended September 30, 2005
Beginning Balance Provision for Loan Losses Charge-offs Recoveries Ending Balance	$ 16,885,085 12,739,260 (15,853,931) 4,014,671 $ 17,785,085	$ 15,285,085 12,976,857 (15,112,956) 3,261,099 $ 16,410,085

Note 3 – Investment Securities

Debt securities available for sale are carried at estimated fair market value.  Debt securities designated as "Held to Maturity" are carried at amortized cost based on Management's intent and ability to hold such securities to maturity.  The amortized cost and estimated fair market values of these debt securities are as follows:

	As of September 30, 2006		As of December 31, 2005
	Amortized Cost	Estimated Fair Market Value	Amortized Cost	Estimated Fair Market Value
Available for Sale: U.S. Treasury securities and obligations of U.S. government corporations and agencies Obligations of states and political subdivisions Corporate securities	$ 12,760,951 39,191,860 130,316 $ 52,083,127	$ 12,584,422 38,934,582 708,042 $ 52,227,046	$ 11,086,541 36,768,810 381,110 $ 48,236,461	$ 10,885,386 36,649,434 896,786 $ 48,431,606

	As of September 30, 2006		As of December 31, 2005
	Amortized Cost	Estimated Fair Market Value	Amortized Cost	Estimated Fair Market Value
Held to Maturity: U.S. Treasury securities and obligations of U.S. government corporations and agencies Obligations of states and political subdivisions Corporate securities	$ 5,467,850 15,944,034 -- $ 21,411,884	$ 5,337,421 15,993,501 -- $ 21,330,922	$ 5,469,203 17,071,209 500,711 $ 23,041,123	$ 5,341,625 17,177,222 502,155 $ 23,021,002

Gross unrealized losses totaled $847,126 and $799,578 at September 30, 2006 and December 31, 2005, respectively.  The following table is an analysis of investment securities in an unrealized loss position for which other-than-temporary impairments have not been recognized as of September 30, 2006:

	Less than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for Sale:
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 995,625	$ 529	$ 9,656,579	$ 189,588	$ 10,652,204	$ 190,117
Obligations of states and political subdivisions	3,976,061	17,279	20,918,672	421,013	24,894,733	438,292
Total	4,971,686	17,808	30,575,251	610,601	35,546,937	628,409

	Less than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Held to Maturity:
U.S. Treasury securities and obligations of U.S. government corporations and agencies	--	--	4,625,827	134,022	4,625,827	134,022
Obligations of states and political subdivisions	1,796,731	1,832	3,815,179	82,863	5,611,910	84,695
Total	1,796,731	1,832	8,441,006	216,885	10,237,737	218,717

Overall Total	$ 6,768,417	$ 19,640	$ 39,016,257	$ 827,486	$ 45,784,674	$ 847,126

As of September 30, 2006, the Company held 144 unaffiliated bond investments that had impairments classified as not other than temporary.  The unrealized losses on the Company’s investments listed in the above table were primarily the result of interest rate increases.  Based on the ratings of these investments, the Company’s ability and intent to hold these investments until a recovery of fair value and after considering the severity and duration of the impairments, the Company does not consider the impairment of these investments to be other-than-temporary at September 30, 2006.

Note 4 – Commitments and contingencies

The Company is involved in various legal proceedings in the state of Mississippi.  Management believes that it is too early to assess the Company’s potential liability in connection with any of these proceedings.  The Company is diligently contesting and defending the claims in these proceedings.

The Company is involved in various other claims and lawsuits incidental to its business from time to time.  In the opinion of Management, the ultimate resolution of any such claims or lawsuits is not expected to have a material effect on the Company's financial position, liquidity or results of operations.

Note 5 – Income Taxes

Effective income tax rates were 27% and 24% during the nine-month periods ended September 30, 2006 and 2005, respectively, and 38% and 31% during the three-month periods then ended.  The Company has elected S Corporation status for income tax reporting purposes.  Taxable income or loss of an S Corporation is included in the individual tax returns of the stockholders of the Company.  Income taxes are reported for the Company's insurance subsidiaries.  The tax rates of the Company’s insurance subsidiaries are below statutory rates due to (i) certain benefits provided by law to life insurance companies, which reduce the effective tax rates and (ii) investments in tax exempt bonds held by the Company’s property insurance subsidiary.

Note 6 – Other Comprehensive Income

Comprehensive income was $2.2 million and $6.1 million for the three- and nine-month periods ended September 30, 2006, respectively, as compared to $1.8 million and $4.6 million for the same periods in 2005.

Accumulated other comprehensive income consisted solely of unrealized gains and losses on investment securities available for sale, net of applicable deferred taxes.  The Company recorded $.6 million in other comprehensive gains during the nine-month period ended September 30, 2006.  For the three-month period just ended, the Company experienced a small loss in other comprehensive income.  During the same prior year periods, the Company recorded $.5 million and $.3 million, respectively, in accumulated other comprehensive losses.

Note 7 – Line of Credit

The Company has an external source of funds through available borrowings under a credit agreement. The credit agreement provides for maximum borrowings of $30.0 million or 80% of our net finance receivables (as defined in our credit agreement), whichever is less.  Our credit facility had a commitment termination date of September 25, 2006; however, we received an extension of this commitment termination date until November 25, 2006 while we negotiate an amendment to the credit agreement.  Available borrowings under the agreement were $14.2 million and $21.0 million at September 30, 2006 and December 31, 2005, respectively.

Note 8 – Related Party Transactions

The Company engages from time to time in other transactions with related parties.  Please refer to the disclosure contained under the heading “Certain Relationships and Related Transactions” contained  in the Company’s Annual Report on Form 10-K as of and for the year ended December 31, 2005 for additional information on related party transactions.

Note 9 - Segment Financial Information

Effective January 1, 2006, the Company realigned its reportable business segments in Georgia, dividing the previous two divisions into three divisions.  The Company now has six reportable segments.  Division I through Division V and  Division VII.  Each segment is comprised of a number of branch offices that are aggregated based on vice president responsibility and geographic location.  Division I is comprised of offices located in South Carolina.  Offices in North Georgia comprise Division II, Division III is comprised of offices in South Georgia, and Division VII is comprised of offices in West Georgia.  Division IV represents our Alabama offices and our offices in Louisiana and Mississippi encompass Division V.  Division VI is reserved for future use.

Accounting policies of the segments are the same as those described in the summary of significant accounting policies.  Performance is measured based on objectives set at the beginning of each year and include various factors such as segment profit, growth in earning assets and delinquency and loan loss management.  All segment revenues result from transactions with third parties.  The Company does not allocate income taxes or corporate headquarter expenses to the segments.

The following table summarizes assets, revenues and profit by business segment.  Reconciliation to consolidated net income is also provided.  The segment data in 2005 has been restated to reflect the aforementioned realignment of the Company’s business segments effective January 1, 2006.

	Division	Division	Division	Division	Division	Division
	I	II	III	IV	V	VII	Total
	(in Thousands)
Segment Revenues:
3 Months ended 9/30/06	$ 3,631	$ 3,748	$ 5,848	$ 4,773	$ 4,370	$ 4,590	$ 26,960
3 Months ended 9/30/05	3,347	3,330	5,299	4,062	3,415	4,132	23,585
9 Months ended 9/30/06	10,735	10,883	17,058	13,697	11,922	13,350	77,645
9 Months ended 9/30/05	9,948	10,197	16,220	11,736	9,718	12,463	70,282
Segment Profit:
3 Months ended 9/30/06	$ 490	$ 1,190	$ 1,878	$ 1,691	$ 1,221	$ 1,573	$ 8,043
3 Months ended 9/30/05	467	972	1,869	1,618	647	1,594	7,167
9 Months ended 9/30/06	1,642	3,443	5,599	5,105	3,272	4,828	23,889
9 Months ended 9/30/05	2,022	3,324	5,741	4,615	1,914	5,027	22,643
Segment Assets:
9/30/06	$ 35,143	$ 37,869	$ 59,472	$ 53,222	$ 39,327	$ 46,372	$ 271,405
9/30/05	35,213	33,952	54,091	44,963	33,915	41,627	243,761

			3 Months Ended 9/30/06 (in 000's)	3 Months Ended 9/30/05 (in 000's)	9 Months Ended 9/30/06 (in 000's)	9 Months Ended 9/30/05 (in 000's)
Reconciliation of Profit:
Profit per segments			$ 8,043	$ 7,167	$ 23,889	$ 22,643
Corporate earnings (losses) not allocated			2,074	(120)	5,818	468
Corporate expenses not allocated			(7,578)	(5,393)	(21,298)	(16,472)
Income taxes not allocated			(973)	(512)	(2,299)	(1,600)
Net income			$ 1,566	$ 1,142	$ 6,110	$ 5,039

BRANCH OPERATIONS
Ronald E. Byerly	Vice President
Dianne H. Moore	Vice President
Ronald F. Morrow	Vice President
J. Patrick Smith, III	Vice President
Virginia K. Palmer	Vice President
Michael J. Whitaker	Vice President

REGIONAL OPERATIONS DIRECTORS
Sonya Acosta	Donald Floyd	Jeff Lee	Harriet Moss
Bert Brown	Shelia Garrett	Tommy Lennon	Mike Olive
Rick Childress	Brian Gray	Mike Lyles	Hilda Phillips
Bryan Cook	Jack Hobgood	Jimmy Mahaffey	Henrietta Reathford
Jeremy Cranfield	Bruce Hooper	Judy Mayben	Michelle Rentz
Joe Daniel	Jerry Hughes	Roy Metzger	Gaines Snow
Loy Davis	Janice Hyde	Marty Miskelly	Marc Thomas
Glenn Drawdy	Judy Landon	Brian McSwain	Lynn Vaughan
Patricia Dunaway	Sharon Langford

BRANCH OPERATIONS

ALABAMA
Albertville	Center Point	Fayette	Moody	Ozark	Selma
Alexander City	Clanton	Florence	Moulton	Pelham	Sylacauga
Andalusia	Cullman	Gadsden	Muscle Shoals	Prattville	Troy
Arab	Decatur	Hamilton	Opelika	Russellville (2)	Tuscaloosa
Athens	Dothan	Huntsville (2)	Opp	Scottsboro	Wetumpka
Bessemer	Enterprise	Jasper	Oxford

GEORGIA
Adel	Canton	Dahlonega	Glennville	Madison	Statesboro
Albany	Carrollton	Dallas	Gray	Manchester	Stockbridge
Alma	Cartersville	Dalton	Greensboro	McDonough	Swainsboro
Americus	Cedartown	Dawson	Griffin (2)	Milledgeville	Sylvania
Athens (2)	Chatsworth	Douglas (2)	Hartwell	Monroe	Sylvester
Bainbridge	Clarkesville	Douglasville	Hawkinsville	Montezuma	Thomaston
Barnesville	Claxton	East Ellijay	Hazlehurst	Monticello	Thomson
Baxley	Clayton	Eastman	Helena	Moultrie	Tifton
Blairsville	Cleveland	Eatonton	Hinesville (2)	Nashville	Toccoa
Blakely	Cochran	Elberton	Hogansville	Newnan	Valdosta (2)
Blue Ridge	Colquitt	Fitzgerald	Jackson	Perry	Vidalia
Bremen	Commerce	Flowery Branch	Jasper	Pooler	Villa Rica
Brunswick	Conyers	Forsyth	Jefferson	Richmond Hill	Warner Robins
Buford	Cordele	Fort Valley	Jesup	Rome	Washington
Butler	Cornelia	Gainesville	LaGrange	Royston	Waycross
Cairo	Covington	Garden City	Lavonia	Sandersville	Waynesboro
Calhoun	Cumming	Georgetown	Lawrenceville	Savannah	Winder

LOUISIANA
Alexandria	DeRidder	Houma	Leesville	Natchitoches	Pineville
Crowley	Franklin	Jena	Marksville	New Iberia	Prairieville
Denham Springs	Hammond	Lafayette	Morgan City	Opelousas

BRANCH OPERATIONS
(Continued)

MISSISSIPPI
Batesville	Corinth	Hazlehurst	Kosciusko	Newton	Senatobia
Bay St. Louis	Forest	Hernando	Magee	Oxford	Starkville
Booneville	Grenada	Houston	McComb	Pearl	Tupelo
Carthage	Gulfport	Iuka	Meridian	Picayune	Winona
Columbia	Hattiesburg	Jackson	New Albany	Ripley

SOUTH CAROLINA
Aiken	Charleston	Easley	Lancaster	North Augusta	Simpsonville
Anderson	Chester	Florence	Laurens	North Charleston	Spartanburg
Barnwell	Clemson	Gaffney	Lexington	North Greenville	Summerville
Batesburg- Leesvile	Columbia	Greenville	Lugoff	Orangeburg	Sumter
Boiling Springs	Conway	Greenwood	Marion	Rock Hill	Union
Cayce	Dillon	Greer	Newberry	Seneca	York

DIRECTORS

Ben F. Cheek, III Chairman and Chief Executive Officer 1st Franklin Financial Corporation	C. Dean Scarborough Co-Owner Scarborough Men & Boys Clothes Store

Ben F. Cheek, IV Vice Chairman 1st Franklin Financial Corporation	Jack D. Stovall President, Stovall Building Supplies, Inc.

A. Roger Guimond Executive Vice President and Chief Financial Officer 1st Franklin Financial Corporation	Dr. Robert E. Thompson Retired Physician

John G. Sample, Jr. Senior Vice President and Chief Financial Officer Atlantic American Corporation	Keith D. Watson Vice President and Corporate Secretary Bowen & Watson, Inc.

EXECUTIVE OFFICERS

Ben F. Cheek, III Chairman and Chief Executive Officer

Ben F. Cheek, IV Vice Chairman

Virginia C. Herring President

A. Roger Guimond Executive Vice President and Chief Financial Officer

J. Michael Culpepper Executive Vice President and Chief Operating Officer

C. Michael Haynie Executive Vice President - Human Resources

Kay S. Lovern Executive Vice President – Strategic and Organization Development

Lynn E. Cox Vice President / Corporate Secretary and Treasurer

LEGAL COUNSEL

Jones Day 1420 Peachtree Street, N.E. Suite 800 Atlanta, Georgia 30309-3053

AUDITORS

Deloitte & Touche LLP 191 Peachtree Street, N.E. Atlanta, Georgia 30303